

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 2, 2009

Mr. Thomas Crom
Secretary, Chief Financial Officer, Principal Financial Officer and Director
Resource Group Inc.
3250 Oakland Hills
Fairfield, California 94534

>　**Re:**　**Resource Group Inc.**
>　　　　**Form 10-K/A for the Fiscal Year Ended February 28, 2009**
>　　　　**Filed June 16, 2009**
>　　　　**Item 4.01 Form 8-K Filed August 14, 2009**
>　　　　**File No. 333-150463**

Dear Mr. Crom:

　　Your most recent Form 10-K/A filed June 16, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

　　As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

　　Please amend your Item 4.01 Form 8-K, filed August 14, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

　　If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your amended Form 8-K please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an amended Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, I can be reached at 202-551-3686.

Sincerely,

Karl Hiller
Branch Chief